UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I --- REGISTRANT INFORMATION

OSI RESTAURANT PARTNERS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

2202 North West Shore Boulevard, Suite 500
Address of Principal Executive Office (Street and Number)

Tampa, Florida 33607
City, State and Zip Code

PART II --- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in Item 4.02 of our Form 8-K dated November 5, 2006, management and the Audit Committee of the Board of Directors of OSI Restaurant Partners, Inc. (the “Company”) have concluded that the Company will need to restate its consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 to correct errors in its liability for unearned revenue for unredeemed gift cards and certificates, as well as for certain other errors. The Company has not completed its evaluation of the accounts and periods for which the restatement will be necessary. Accordingly, the Company will not be able to file its quarterly report on Form 10-Q for the quarter ended September 30, 2006 by the required filing date without unreasonable effort or expense, and does not currently expect that such 10-Q will be filed on or before the fifth calendar day following the required filing date. The Company plans to file its quarterly report on Form 10-Q for the quarter ended September 30, 2006 as soon as practicable.

PART IV --- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dirk A. Montgomery (Name)	(813) (Area Code)	282-1225 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒ Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not completed its evaluation of the accounts and periods for which the restatement will be necessary. Accordingly, the Company cannot provide a reasonable estimate of the effect on results of operations from the corresponding period for the last fiscal year.

OSI RESTAURANT PARTNERS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2006	By:	/s/ Dirk A. Montgomery
Dirk A. Montgomery Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).